SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

4Q15 and 2015 Results Presentation

GOL
Linhas aéreas inteligentes

March 30, 2016

Highlights

Paulo Kakinoff
CEO

Highlights

Macro Environment

- **Even more adverse** environment for the Brazilian economy, with a GDP **drop of 3.8%** in 2015
- **Devaluation of the Real** against the Dollar by **42.0%** in the period – with **increasing volatility**
- **Lower demand** from corporate customers
- **Demand from leisure** travelers was **boosted** via **promotional rates**
- Signs of seat **supply rationality in the industry** (ASK) in the domestic market
- **Jet fuel** in Real **at lowest level** with a **14.8%** decrease in the year
- **Capital market closed** to Brazilian companies

GOL highlights

- Maintenance of revenue level
- Ancillary revenue expansion of **17.1%**, reaching **12.2%** of total revenue
- **Leader** in the number of passengers transported in Brazil, with 3.6 million passengers over the second placed airline
- Maintenance of our **leadership** in sales for the corporate sector
- Leader in **on-time performance** in Brazil in 2015, with a 95.4% index
- Leverage substantially impacted by the exchange rate
- GOL rating of "CCC-"[1]

[1] Rating updated on March 28, 2016 by Standard & Poors

Operating result

GOL
Linhas aéreas inteligentes

4Q15

Net Revenue


2,729.8
-2.8%
2,652.1
4Q14
4Q15

EBIT


170.7
6.3%
-266.0
-3.6%
-95.3
4Q14
4Q15

EBITDAR


482.2
17.7%
-17.3%
398.9
15.0%
4Q14
4Q15

2015


10,066.2
-2.9%
9,778.0
2014
2015


504.9
5.0%
-688.7
-1.9%
-183.8
2014
2015


1,812.8
18.0%
-26.3%
1,336.0
13.7%
2014
2015

In R$ millions

Net result

4Q15 Result



-95,3
-402,4
+161.3
-469,6
-324,0
-1,130.0
70.2%
EBIT
Financial Results Ex-Fx
Exchange rate variation
Venezuela Exchange rate variation
Income tax
Net loss

2015 Result



-183,8
-996,3
-2.267,0
-844,1
-4.291,2
72.5%
EBIT
Financial Results Ex-Fx
Exchange rate variation
Income tax
Net loss

Efficiency and productivity

GOL
Linhas aéreas inteligentes

Human Resources



Employees (in thousands)
Revenue Passenger Kilometers (RPK) / Employee (in R$ thousands) LTM
17.7
16.3
16.9
16.5
2,060
2,125
2,257
2,332
13.2%
4Q12
4Q13
4Q14
4Q15



Employees (in thousands)
Passengers / Employee (in R$ thousands) LTM
17.7
16.3
16.9
16.5
1,737
1,994
2,117
2,128
22.5%
4Q12
4Q13
4Q14
4Q15

Operation



Liters of fuel (in billions)
Liters consumed (thousands) / Revenue Passenger Kilometers (RPK) LTM
1.7
1.5
1.5
1.6
-11.2%
45.47
43.59
40.39
40.38
4Q12
4Q13
4Q14
4Q15



Liters of fuel (in billions)
Passengers / Liters consumed (thousands) LTM
1.7
1.5
1.5
1.6
-17.9%
53.93
46.47
43.06
44.26
4Q12
4Q13
4Q14
4Q15

GOL's load factor

Supply

Domestic ASK*



0%
43,373
43,450
+1%
117,053
118,230
2014
2015
2014
2015
Industry

Increase in demand and load factor

Domestic RPK*



+1%
33,731
33,903
+1%
93,333
94,381
2014
2015
2014
2015
Industry

Domestic load factor (%)



0.2 p.p.
77.8%
78.0%
0.1 p.p.
79.7%
79.8%
2014
2015
2014
2015
Industry

*Values in millions of seat-kilometers
Source: ANAC

Industry current dynamics - domestic market

Variation in supply and market demand in the annual comparison (%)


52,000
50,000
48,000
46,000
44,000
42,000
40,000
38,000
36,000
-14%
GOL
Competitor 1
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Jan-16
Feb-16


25,000
20,000
15,000
10,000
5,000
0
+60%
+239%
Competitor 2
Competitor 3
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Jan-16
Feb-16

[1] in thousands ASK

Passengers transported - domestic market


2015
+3,633
35,050
31,417
20,178
8,041
1,495
96,180
Competitor 1
Competitor 2
Competitor 3
Others
Industry

*Source: ANAC

Corporate sector

Share of the domestic market by tickets issued


2015
7.4 million tickets issued
31.6%
68.4%


2014
7.9 million tickets issued
31.9%
68.1%

GOL Competitors

*Source: ABRACORP

On-time performance in the domestic market



+3.6 p.p.
91.8%
91.2%
93.7%
92.9%
93.6%
92.0%
95.4%
94.5%
2012
2013
2014
2015
GOL
Industry average

*Source: Infraero

GOL Premium - present on international routes





You enjoy every minute and time flies.

- Priority check-in and boarding
- Free access to GOL's VIP room in São Paulo (GRU)
- Greater accumulation of miles – 50% bonus
- Middle seat blocked
- Kit consisting of blanket and pillow to relax
- Hot meal or snacks and dessert
- A variety of beverages, including alcoholic

Financial Results

Edmar Prado Lopes
CFO

4Q15 Operating highlights

In R$ million	4Q15	4Q14	% Var.	2015	2014	% Var.
ASK (in millions of KM)	12,518	13,155	-4.8%	49,744	49,503	0.5%
RPK (in millions of KM)	9,440	10,352	-8.8%	38,411	38,084	0.9%
Load factor (in millions of KM)	75.4%	78.7%	-3.3 p.p.	77.2%	76.9%	0.3 p.p.
Net YIELD (R$ cents)	24.64	23.58	4.5%	22.35	23.75	-5.9%
Net PRASK (R$ cents)	18.58	18.55	0.2%	17.26	18.27	-5.6%
Net RASK (R$ cents)	21.19	20.75	2.1%	19.66	20.33	-3.3%
CASK (R$ cents)	21.94	19.45	12.8%	20.02	19.31	3.7%
ex-fuel CASK (R$ cents)	14.99	11.92	25.8%	13.38	11.55	15.9%
Spread RASK - CASK (R$ cents)	-0.76	1.30	NM	-0.36	1.03	NM
Average exchange rate	3.8441	2.5437	51.1%	3.3313	2.3533	41.6%
End of period exchange rate	3.9048	2.6562	47.0%	3.9048	2.6562	47.0%
WTI (average per barrel, US$)	42.16	73.20	-42.4%	48.80	93.04	-47.5%
Price per liter Fuel (R$)	2.22	2.43	-8.3%	2.13	2.50	-14.8%
Gulf Coast jet fuel cost (average per liter, US$)	0.34	0.61	-44.6%	0.40	0.72	-44.0%

4Q15 Financial highlights

In R$ million	4Q15	4Q14	% Var.	2015	2014	% Var.
Net revenue	2,652.1	2,729.8	-2.8%	9,778.0	10,066.2	-2.9%
Operating costs	(2,747.4)	(2,559.2)	7.4%	(9,961.8)	(9,561.3)	4.2%
EBIT	(95.3)	170.7	NM	(183.8)	504.9	NM
EBIT Margin	*-3.6%*	*6.3%*	*-9.9 p.p*	*-1.9%*	*5.0%*	*-6.9 p.p*
Depreciation and amortization	117.0	94.1	24.4%	419.7	463.3	-9.4%
Aircraft rent	377.2	217.4	73.5%	1,100.1	844.6	30.3%
EBITDAR	398.9	482.2	-17.3%	1,336.0	1,812.8	-26.3%
EBITDAR Margin	*15.0%*	*17.7%*	*-2.7 p.p*	*13.7%*	*18.0%*	*-4.3 p.p*
Exchange and monetary variations	(257.9)	(262.9)	-1.9%	(2,267.0)	(425.6)	432.7%
Interest on loans	(300.3)	(167.0)	79.8%	(885.6)	(593.1)	49.3%
Derivatives	(17.9)	(322.4)	-94.4%	50.2	(443.3)	-111.3%
Other expenses (revenues), net	(134.5)	29.1	NM	(160.9)	4.3	NM
Income tax	(324.0)	(78.5)	313.0%	(844.1)	(164.6)	412.8%
Net result	(1,130.0)	(631.0)	79.1%	(4,291.2)	(1,117.3)	284.1%
CAPEX	229.6	132.4	73.2%	905.5	191.3	373.3%
EBITDA - CAPEX – Financial Expenses	(642.8)	(5.8)	NM	(1,716.1)	188.2	NM

Comparison and exposure of expenses


4Q15
157
6%
117
4%
208
7%
10%
282
7%
179
6%
172
14%
377
14%
385
32%
870
53%
Expenses in Dollar
54%
Aircraft fuel
Salaries, wages and benefits
Aircraft lease
Sales and Marketing
Landing and take-off fees
Aircraft and traffic servicing
Maintenance materials and repairs
Depreciation and Amortization
Other expenses
4Q14
172
7%
94
4%
173
7%
8%
204
6%
165
8%
200
8%
217
13%
342
39%
991

In US$ million
In R$ million

CASK ex-fuel



Exchange variation, annual salary adj. and exc. Rate : R$1.42, cents or 77% of the increase
+15.9
11.5
13.4
Salaries
Aircraft lease
Sales & Mkt
Landing fees
Servicing
Maintenance
D&A
Others
2,8
1,7
1,3
1.2
1.5
1.0
0,9
1,0
3,2 A
2,2 B
1,2
1.4
2.1 C
1.2 D
0,8
1,3 E
2014
2015

In centavos of R$

CASK Main Variations 2015 vs 2014

A Salaries - Increase of 14.5% or R$206.4 million
- annual salary adjustment to all employees – R$87.2 mi;
- variable crew compensation – R$29.8 mi;
- benefits and labor rights – R$23.9 mi.

B Aircraft lease - Increase of 29.6% or R$255.5 million
- renegotiation of leasing contracts, although partially offset by the average depreciation of the Real by 41.6% against the Dollar.

C Servicing - Increase of 35.8% or R$272.4 million
- increase in tickets purchased that will be reversed in revenue – R$89.6 mi;
- IT services at local and international bases – R$57.2 mi;
- purchase costs of Smiles products – R$32.6 mi;
- hazard pay for ramp service – R$31.3 mi.

D Maintenance - Increase of 17.6% or R$92.9 million
- Maintenance schedule of aircraft with lower number of engines, although partially offset by the average depreciation of the Real by 41.6% against the Dollar.

E Others - Increase of 27.3% or R$138.1 million
- lower number of sale leaseback operations in 2015 – R$53.7 mi;
- lower recorded tax credit – R$39.1 mi.

CASK ex-fuel comparision

GOL Linhas aéreas inteligentes

Adjusted by the average length in USD cents

	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
GOL	**6.1**	**4.4**	**4.5**	**4.5**	**5.5**	**4.5**	**5.5**	**5.0**	**4.6**	**4.2**	**4.3**	**3.8**	**3.8**
LATAM	8.3	7.9	8.7	8.4	8.3	8.0	8.6	8.0	7.2	7.0	7.2	6.6	6.3
SOUTHWEST AIRLINES	5.8	5.7	5.6	5.7	5.8	6.0	5.8	5.9	6.0	5.9	6.0	6.1	6.3
Alaska Airlines	7.9	7.8	7.6	7.4	7.9	7.8	7.6	7.1	7.4	7.6	7.3	7.2	7.8
Copa Airlines copaair.com	5.9	5.7	5.9	6.1	6.7	5.9	6.2	6.0	5.8	5.7	5.7	5.8	5.9
jetBlue AIRWAYS	6.3	6.6	6.2	6.1	6.4	7.0	6.5	6.2	6.3	6.9	6.7	6.5	6.5

Leverage and Rating



Unsecured debt (R$ million)
Unsecured debt (US$ million)
Secured debt* (US$ million)
Total gross debt (R$ million)
66.5%
5,589.4
5,407.0
6,235.2
6,848.1
9,304.9
1.243
937
917
1.213
919
985
1.565
859
899
1.419
796
982
1.277
940
1,116
4Q13
2Q14
4Q14
2Q15
4Q15

[1] On March 28, 2016 S&P changed the GOL's rating to CCC-

	4Q13	2Q14	4Q14	2Q15	4Q15
Gross adjusted leverage	4.87x	4.63x	5.31x	7.27x	12.7x
Cash R$ million	3,045.7	2,820.3	2,527.1	2,055.1	2,299.5
% Revenue in USD LTM	9.1%	10.7%	11.9%	10.9%	11.5%
Dollar End of period	2.3426	2.2025	2.6562	3.1026	3.9028
Rating (S&P)	B	B-	B-	B-	B-[1]

*Including financial leasing

Liquidity, amortization and financial leasing



2,299
42%
965
26%
599
32%
735
Caixa
Free Cash
Smiles Cash
Restricted Cash
BRL 300 mi
USD 317 mi
651
181
139
331
333
155
143
35
365
154
1
210
190
140
32
18
1,141
560
185
396
999
550
416
33
858
461
376
21
2,096
329
1,767
399
270
129
1,407
155
1,252
208
80
128
1T16
2T16
3T16
4T16
2017
2018
2019
2020
2021
2022
2023
Financial Leasing in US$ (R$)
Debt in BRL (R$)
Debt in US$ (R$)
15%
85%
BRL
USD

* Amounts in R$ million

** Exchange rate of 3.9048 (Ptax of 12/31/2015) for amounts in US$.

Hired advisory services

PJT

Advise on initiatives to strengthen the Company's capital structure, liquidity and debt profile, as well as alternatives to foreign unsecured debt.

SKYWORKS

Specialized in assisting in discussions with aircraft lessors, aiming to renegotiate lease commercial terms

Advisory services are part of GOL's business plan

In line with the measures already announced for the network optimization, change in the delivery schedule of new aircraft, and rationalization of capacity

Schedule - 2016

March
- Hiring of advisors
- Material Facts disclouse

April
- Fleet studies
- Capital structure evaluation

Current scenario

GOL Linhas aéreas inteligentes

GOL 2015

Liquidity pressure

- Free cash[1] of R$965.0 million
- "EBITDA – CAPEX – Interest expenses"[2] = (R$1,7 million)

|Credit rating: CCC- / CCC / Caa1

|Capital Structure needs to be changed

Brasil

|Capital market for Brazilian companies: Closed

[1] Free cash disconsidering the amount in the subsidiary Smiles S.A and restricted cash
[2] Operating income plus depreciation and amortization, excluding investments and interest expense, interest income and other financial expenses

Guidance and Final Message

Paulo Kakinoff
CEO

2015 Guidance

Financial Guidance	Range		Result
Annual change in domestic supply (ASK)	0	-1%	0
Average exchange rate (R$/US$)	3.40	3.30	3.33
Jet fuel price (QAV)	2.25	2.15	2.13
Operating margin (EBIT)	-2% ~ 0%		-1.9%

2016 Guidance

Financial Guidance	Previous 1H16		Actual 2016	
	From	To	From	To
Volume of domestic departures	-4%	-6%	NA	NA
Total Supply (ASK)	NA	NA	-5%	-8%
Total seats	NA	NA	-15%	-18%
Total volume of departures	NA	NA	-15%	-18%

*NA - Not available

Responses to the current scenario

- **Capacity:** Annual reductions of 5 to 8% in ASK, 15 to 18% in seats and 15 to 18% in volume of take-offs
- **Network:** network adjustments with reduced frequency and suspension of 4 domestic and 4 international destinations
- **Fleet:** subleasing of 9 aircraft, change in the new aircraft deliveries between 2016 and 2017 from 15 to 1 and return of 5 aircraft under finance lease contracts
- **People:** maintenance of the no replacement turnover policy
- **Advanced ticket sale:** consists in tranches, subject to certain terms and conditions, in the total amount of up to R$1 billion – valid until June 30, 2017
- **Hiring of financial advisors:** project aimed at optimizing the capital structure and reviewing the liabilities of aircraft under operating lease contracts, involving all of GOL's stakeholders.

Results development

In R$ million	2012	2013	2014	Var. % 2015 vs 2014	2015
Exchange Rate (R$/US$)	2.0435	2.3426	2.6562	47%	3.9048
Net Revenue	8,103.6	8,956.2	10,066.2	-3%	9,778.0
EBIT%	-11.2%	3.0%	5.0%	NA	-1.9%
Cash[1]	1,585.1	3,045.7	2,527.1	-9%	2,229.5
Bank Debt	3,138.6	3,394.1	4,010.6	57%	6,310.8
Financial Leasing	2,052.5	2,195.3	2,224.6	35%	2,994.1
Financial Debt	5,191.1	5,589.4	6,235.2	49%	9,304.9
Operating Leasing 7x[2]	4,508.2	4,894.4	5,912.0	30%	7,700.6
Adjusted gross debt	9,699.3	10,483.7	12,147.2	40%	17,005.5
Financial Expenses[3]	445.0	478.7	588.8	78%	1,046,5

[1] Total cash
[2] Operating leasing multiplied by 7 times
[3] Interest expense, interest income and other financial expenses

Final message

GOL Linhas aéreas inteligentes

New network

Supply adjustments

Stakeholders

Fleet adequacy

Capital structure adequacy

Liquidity position maintenance

Q&A session

Linhas aéreas inteligentes

Investor Relations
ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ri